

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2022

Kin Sun Sze-To
Chief Executive Officer
Plastec Technologies, Ltd.
c/o Unit 01, 21/F
Aitken Vanson Centre
61 Hoi Yuen Road
Kwun Tong
Kowloon, Hong Kong

      Re: Plastec Technologies, Ltd.
          Form 20-F for the Fiscal Year ended December 31, 2021
          Filed May 5, 2022
          File No. 000-53826

Dear Mr. Sze-To:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year ended December 31, 2021

Introduction, page 3

1.   Please include prominent disclosures that are responsive to the guidance in our Sample Letter to China-Based Companies, to the extent applicable and without regard to sectional headings, including the information requested in our comments on the post-effective amendment to the Form F-1 that you filed on May 27, 2022, which are being issued in a separate letter concurrently with this letter.

Please submit the revisions that you propose to address these concerns. You may view the Sample Letter to China-Based Companies on our website at the following address: https://www.sec.gov/corpfin/sample-letter-china-based-companies.

2.   We note that you provide a summary of various transactions and events that occurred during 2015 through 2019 on pages 4 and 5, and that you similarly focus disclosures on earlier periods under History and Development and Business Overview on pages 13 through 15, Overview on page 17, and Note 1 - Organization and Business Background on pages F-8 through F-13, spanning the years 2008 through 2019.

    Please update your disclosures within these various sections to provide content associated with the periods that are covered by your annual report, including any material business activities, initiatives, transactions or events, or to clarify if there have been none.

    Given that you describe the 2019 disposal of assets as a *strategic shift* having a major impact on your operations, identify the strategic elements of that decision relative to your business plans and explain how subsequent operations compare to your expectations.

    Please refer to Item 4.B.1 and Item 5 of Form 20-F if you require further guidance.

Financial Statements
Note 13 - Condensed financial information of Plastec Technologies, Ltd, page F-22

3.   Please resolve the discrepancies between the details in your various tabulations and the corresponding amounts on pages F-4 through F-7.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Karl Hiller, Branch Chief, at (202) 551-3686 with any questions.

    Sincerely,

    Division of Corporation Finance
    Office of Energy & Transportation